Dangdang Announces First Quarter 2014 Results

Net Income in Q1 2014 reached RMB2.0 million

Gross margin in Q1 2014 expanded quarter-over-quarter and year-over-year to 18.2%

Total net revenues in Q1 2014 rose 30.1% year-over-year

Beijing, China, May 15, 2014 -- E-Commerce China Dangdang Inc. ("Dangdang" or the "Company") (NYSE: DANG), a leading business-to-consumer e-commerce company in China, today announced its unaudited financial results for the first quarter ended March 31, 2014.

First Quarter 2014 Highlights

•	Total net revenues for the first quarter of 2014 was RMB1,735.8 million ($279.2 million), a 30.1% increase from the corresponding period in 2013. Media product revenue for the first quarter of 2014 was RMB1,151.7 million ($185.3 million), representing a 33.3% increase from the corresponding period in 2013.
•	Gross margin for the first quarter of 2014 was 18.2%, compared to 17.2% in the first quarter of 2013 and 17.6% in the fourth quarter of 2013.
•	Operating income for the first quarter of 2014 was RMB10.1 million ($1.6 million) representing 0.6% of total net revenues, as compared with an operating loss of RMB80.4 million in the first quarter in 2013, representing negative 6.0% of total net revenues.
•	Net Income for the first quarter of 2014 was RMB2.0 million ($0.3 million), representing 0.1% of total net revenues, as compared with a net loss of RMB72.7 million in the first quarter in 2013 representing negative 5.5% of total net revenues.
•	Gross Merchants Value (“GMV”) of the market place in the first quarter of 2014 was RMB1,186.0 million ($190.8 million), a 103% increase from the corresponding period in 2013.
•	Dangdang had approximately 8.6 million active customers including approximately 2.8 million new customers in the first quarter of 2014, representing 16% and 17% increases, respectively, from the corresponding period in 2013. Total orders for the first quarter of 2014 were approximately 16.4 million, an 11% increase from the corresponding period in 2013.

“Dangdang continued its path to profitability in the first quarter of 2014. We began the year on a positive note, achieving strong top line year-over-year growth, the highest gross margin since the second quarter of 2011 and a second consecutive quarter of profitability,” said Ms. Peggy Yu Yu, Executive Chairwoman of E-Commerce China Dangdang.

“We continue to make good progress in transforming Dangdang from an online bookstore into an integrated online shopping mall with prominent destination categories. Combined general merchandise sales of RMB1.7 billion from both principal business and marketplace surpassed books and media for the sixth consecutive quarter, growing at a rate of 71% year-over-year. Books and media revenue grew 33% year-over-year. Fashion and apparel accounted for nearly half of marketplace GMV and continued to outpace the growth of the overall marketplace.”

“Going forward, we remain committed to the healthy and sustainable growth of our business. We will continue to drive growth through both the marketplace and our principal business with a strong emphasis on our destination categories,” Ms. Yu Yu concluded.

First Quarter 2014 Results

Dangdang’s total net revenues in the first quarter of 2014 were RMB1,735.8 million ($279.2 million), a 30.1% increase from the corresponding period in 2013.

Media product revenue for the first quarter of 2014 was RMB1,151.7 million ($185.3 million), representing a 33.3% increase from the corresponding period in 2013. General merchandise revenue for the first quarter of 2014 was RMB516.7 million ($83.1 million), representing a 25.5% increase from the corresponding period in 2013. Other revenue including revenue from third-party merchants for the first quarter of 2014 was RMB67.4 million ($10.9 million), representing a 16.0% increase from the corresponding period in 2013.

Dangdang had about 8.6 million active customers including 2.8 million new customers in the first quarter of 2014, representing increases of 16% and 17%, respectively, from corresponding period in 2013. Total orders for the first quarter 2014 were approximately 16.4 million, an 11% increase from the corresponding period in 2013.

Cost of revenues was RMB1,419.1 million ($228.3 million), representing 81.8% of total net revenues, as compared to 82.8% in the corresponding period in 2013. The slight decrease in cost of revenues as a percentage of total net revenues was primarily due to the execution of strategic category mapping, where certain categories were moved to the marketplace as well as economies-of-scale in some categories in Dangdang’s principal business. Gross margin in the first quarter of 2014 was 18.2%, as compared to 17.2% in the first quarter of 2013 and 17.6% in the fourth quarter of 2013. The year-over-year and quarter-over-quarter increases resulted from strong gross margin contribution from books and media products and the increase in other revenue, representing the sustained scaling of the marketplace.

Fulfillment expenses which include warehousing and shipping expenses, were RMB170.8 million ($27.5 million), representing 9.8% of total net revenues, compared to 13.8% in the corresponding period in 2013 and 9.4% in the fourth quarter of 2013. The year-over-year decrease in fulfilment expenses as a percentage of total net revenues was primarily due to more efficient warehouse operation and lower shipping costs. The quarter-over-quarter increase as a percentage of total net revenues was the result of a seasonal decline in revenue in the first quarter, which is traditionally an off-peak season for e-commerce in China.

Marketing expenses were RMB66.9 million ($10.8 million), representing 3.9% of total net revenues, compared to 3.2% in the corresponding period in 2013 and 4.2% in the fourth quarter of 2013. The year-over-year increase in marketing expenses as a percentage of total net revenues was due to increased investment in marketing programs to build awareness of Dangdang's fashion and apparel destination category. The quarter-over-quarter decrease as a percentage of total net revenues was the result of lower expenditures for marketing programs relative to the fourth quarter, which is typically the peak season for e-commerce in China.

Technology and content expenses were RMB43.6 million ($7.0 million), representing 2.5% of total net revenues, compared to 3.7% in the corresponding period in 2013 and 2.0% in the fourth quarter of 2013. The year-over-year decrease in technology and content expenses as a percentage of total net revenues was primarily due to operating leverage and a reduction in IT headcount. The quarter-over-quarter increase as a percentage of total net revenues was primarily due to higher IT staff cost and a seasonal decline in revenue in the first quarter, which is traditionally an off-peak season for e-commerce in China.

General and administrative expenses were RMB37.6 million ($6.1 million), representing 2.2% of total net revenues, compared to 2.4% in the corresponding period in 2013 and 2.3% in the fourth quarter of 2013. The year-over-year decrease in general and administrative expenses as a percentage of total net revenues was primarily due to larger scale and improved management efficiency. The quarter-over-quarter decrease in general and administrative expenses as a percentage of total net revenues was primarily due to year-end bonuses accrued in the fourth quarter of 2013.

Share-based compensation expenses, which were allocated to related expense line items, were RMB3.2 million ($0.5 million) in the first quarter of 2014, compared to RMB2.6 million in the corresponding period in 2013, representing a 23.1% increase.

Dangdang recorded operating income of RMB10.1 million ($1.6 million) in the first quarter of 2014, as compared with an operating loss of RMB80.4 million in the corresponding period in 2013, primarily due to strong execution on margin expansion and operating leverage.

Operating income excluding share-based compensation expenses (non-GAAP) was RMB13.3 million ($2.1 million), as compared with an operating loss excluding share-based compensation expenses (non-GAAP) of RMB77.8 million in the corresponding period in 2013.

Foreign exchange loss and the loss of forward foreign currency contracts was RMB17.4 million ($2.8 million), compared to a foreign exchange gain of RMB2.7 million in the corresponding period in 2013 and RMB17.4 million in the fourth quarter of 2013, which was largely attributable to the rapid depreciation of the Chinese RMB against the US dollar in the first quarter in 2014.

Net income was RMB2.0 million ($0.3 million), as compared with a net loss of RMB72.7 million in the corresponding period in 2013, primarily due to the increase in gross profit and operating leverage.

Net margin was 0.1%, as compared with a net margin of negative 5.5% in the corresponding period in 2013.

Net income excluding share-based compensation expenses (non-GAAP) was RMB5.2 million ($0.8 million), as compared with a net loss excluding share-based compensation expenses (non-GAAP) of RMB70.1 million in the corresponding period in 2013.

As of March 31, 2014, Dangdang had cash and cash equivalents, restricted cash, short-term time deposits, available for sale investments and held-to-maturity investments of RMB1,389.8 million ($223.6 million), as compared to RMB1,213.5 million as of December 31, 2013. As of March 31, 2014, Dangdang had no short-term bank loans.

Capital expenditures for the first quarter of 2014 were RMB35.8 million ($5.8 million).

Outlook for Second Quarter 2014

Dangdang expects total net revenues in the second quarter of 2014 to be around RMB1,942 million, representing year-over-year growth of around 30%. The Company also expects GMV from its marketplace to grow at a rate of 80% year-over-year in the second quarter of 2014. This forecast reflects Dangdang's current and preliminary view, which is subject to change.

Conference Call Information

Dangdang's management will host an earnings conference call on May 15, 2014 at 8:00 AM U.S. Eastern Time (or 8:00 PM on May 15, 2014 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-845-675-0437
China, Domestic:	+400-620-8038
Hong Kong:	+852-2475-0994
International:	+65-6723-9381

Please dial in 10 minutes before the call is scheduled to begin and provide the pass code to join the call. The pass code is "Dangdang earnings call."

A replay of the conference call may be accessed by phone at the following number through May 23, 2014:

International: +61-2-8199-0299

Conference ID: 31012103

A live and archived webcast of this conference call will be available at http://ir.dangdang.com through May 15, 2015.

About Dangdang

E-Commerce China Dangdang Inc. is a leading business-to-consumer e-commerce company in China. On its website dangdang.com, the Company offers books and media products as well as selected general merchandise products including fashion and apparel, baby, children and maternity and home and lifestyle products. It also operates the dangdang.com marketplace program, which allows third-party merchants to sell their products alongside products sourced by the Company. Dangdang is transforming itself into an integrated online shopping mall with prominent destination categories. Dangdang's nationwide fulfilment and delivery capabilities, high-quality customer service support and scalable technology infrastructure enable it to provide a compelling online shopping experience to customers. For more information, please visit ir.dangdang.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the outlook for the second quarter 2014 and quotations from management in this announcement, as well as Dangdang's strategic and operational plans, contain forward-looking statements. Dangdang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Dangdang's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dangdang’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of our products and services; trends and competition in China’s business-to-consumer e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese business-to-consumer e-commerce market; Chinese governmental policies relating to Dangdang’s industry and general economic conditions in China. Further information regarding these and other risks is included in Dangdang’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Dangdang does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Dangdang undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Dangdang’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), we use the following measures as the non-GAAP financial measures: non-GAAP operating (loss) income, non-GAAP operating margin, non-GAAP net (loss) income and adjusted EBITDA (collectively referred to as the “Non-GAAP Financial Measures” thereafter). We define non-GAAP operating (loss) income, non-GAAP operating margin and non-GAAP net (loss) income as operating (loss) income, operating margin and net (loss) income excluding the impact of share-based compensation expenses respectively; we define adjusted EBITDA as (loss) income before interest, taxes, depreciation, amortization, other non-operating income, and share-based compensation expenses. We review the Non-GAAP Financial Measures together with net (loss) income to obtain a better understanding of our operating performance. We believe that these Non-GAAP Financial Measures provide meaningful supplemental information regarding the Company’s performance and liquidity. However, a limitation of using the Non-GAAP Financial Measures as an analytical tool is that they do not include all items that impact our net (loss) income for the period. In addition, because they are not calculated in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider the Non-GAAP Financial Measures in isolation from or as an alternative to net (loss) income prepared in accordance with U.S. GAAP.

For information on the reconciliation between the Non-GAAP Financial Measures and the GAAP financial measures presented in accordance with U.S. GAAP for the periods presented, please see the tables captioned “Non-GAAP operating (loss) income, operating margin and net (loss) income” and “Adjusted EBITDA” at the end of this release.

For investor and media inquiries, please contact:

Sophia Zhou
Investor Relations Director
E-Commerce China Dangdang Inc.
Phone: +86-10-5799-2306
E-mail: ir@dangdang.com

Elaine Ketchmere, CFA
Compass Investor Relations
+1 310-528-3031
Email: eketchmere@compass-ir.com

- Financial Tables Follow

E-Commerce China Dangdang Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS                       6.2164

(In thousands, except share related data)

	As of December 31, 2013	As of March 31, 2014
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	353,273	352,419	56,692
Restricted cash	6,964	554	89
Time deposits with original maturities exceeding three months	853,222	856,328	137,753

Available for sale investments	-	100,515	16,169
Held-to-maturity investments	-	80,000	12,869
Inventories	1,760,904	1,860,094	299,224
Accounts receivable, net	37,446	49,984	8,041
Prepaid expenses and other current assets	328,887	269,008	43,274
Amounts due from related parties	2,691	419	67
Total current assets	3,343,387	3,569,321	574,178

Fixed assets, net	241,805	238,006	38,287
Prepaid land lease payments	43,316	43,093	6,932
Prepaid expenses and deposits	5,949	6,148	989
Total assets	3,634,457	3,856,568	620,386

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	1,970,651	2,352,228	378,391
Deferred revenue	407,794	296,356	47,673
Accrued expenses and other current liabilities	650,413	586,856	94,404
Amounts due to related parties	3,182	2,238	360
Total current liabilities	3,032,040	3,237,678	520,828
Non-current liabilities	32,724	30,810	4,957
Total liabilities	3,064,764	3,268,488	525,785

Shareholders’ equity:
Class A common shares (par value of US$0.0001 per share; 686,505,790 shares authorized; 270,466,820 and 271,284,105 shares issued and outstanding as of December 31, 2013 and March 31, 2014, respectively)	201	201	32

Class B common shares (par value of US$0.0001 per share; 313,494,210 shares authorized; 131,876,660 and 131,876,660 shares issued and outstanding as of December 31, 2013 and March 31, 2014, respectively)	103	103	17

Additional paid-in capital	1,871,095	1,874,291	301,507
Accumulated other comprehensive loss	(134,939)	(121,703)	(19,578)
Accumulated deficit	(1,166,767)	(1,164,812)	(187,377)
Total shareholders' equity	569,693	588,080	94,601
Total liabilities and shareholders' equity	3,634,457	3,856,568	620,386

E-Commerce China Dangdang Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME                        6.2164

(In thousands, except share related data)

	Three Months Ended
	March 31, 2013	March 31, 2014
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Product revenue	1,275,610	1,668,334	268,376
Media	863,898	1,151,673	185,264
General merchandise	411,712	516,661	83,112
Other revenue	58,144	67,445	10,850
Total net revenues	1,333,754	1,735,779	279,226
Cost of revenues	(1,104,891)	(1,419,122)	(228,287)
Gross profit	228,863	316,657	50,939

Operating expenses:
Fulfillment	(184,590)	(170,775)	(27,472)
Marketing	(43,232)	(66,883)	(10,759)
Technology and content	(49,320)	(43,562)	(7,007)
General and administrative	(32,414)	(37,635)	(6,054)
Government grants	329	12,268	1,973
Total operating expenses, net	(309,227)	(306,587)	(49,319)
(Loss) income from operations	(80,364)	10,070	1,620
Interest income	8,859	8,004	1,288
Interest expense	(4,480)	-	-
Other income (expenses), net	3,275	(16,119)	(2,593)
(Loss) income before income taxes	(72,710)	1,955	315
Income tax expense	-	-	-
Net (loss) income	(72,710)	1,955	315

Net (loss) income attributable to common shareholders	(72,710)	1,955	315

(Loss) income per common share:
- Basic	(0.18)	0.00	0.00
- Diluted	(0.18)	0.00	0.00

(Loss) income per ADS:
- Basic	(0.91)	0.02	0.00
- Diluted	(0.91)	0.02	0.00

(Loss) income allocated to common shareholders used in (loss) income per share/ADS calculation:
- Basic	(72,710)	1,955	315
- Diluted	(72,710)	1,955	315
Shares used in (loss) income per common share computation:

Class A common shares:
- Basic	268,924,378	270,715,907	270,715,907
- Diluted	400,841,038	416,345,987	416,345,987

Class B common shares:
- Basic	131,916,660	131,876,660	131,876,660
- Diluted	131,916,660	131,876,660	131,876,660

ADSs used in (loss) income per ADS calculation:
- Basic	80,168,208	80,518,513	80,518,513
- Diluted	80,168,208	83,269,197	83,269,197

Other comprehensive (loss) income
Foreign currency translation adjustment, net of taxes	(3,697)	12,721	2,046
Unrealized gain on available-for-sale investments, net of taxes	-	515	83

Comprehensive (loss) income attributable to common shareholders	(76,407)	15,191	2,444

Share-based compensation

(In thousands, except share related data)

	Three Months Ended
	March 31, 2013	March 31, 2014
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Share-based compensation expenses included are as follows:
Operating expenses:
Fulfillment	424	585	94
Marketing	81	120	19
Technology and content	262	185	30
General and administrative	1,830	2,306	371
Total	2,597	3,196	514

(1) This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.2164 to US$1.00, the noon buying rate on March 31, 2014 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

(2) Each ADS represents five common shares of the Company.

Non-GAAP operating (loss) income, operating margin and net (loss) income
(In thousands)
	Three Months Ended
	March 31, 2013	March 31, 2014
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)

(Loss) income from operations	(80,364)	10,070	1,620
Share-based compensation expenses	2,597	3,196	514
Non-GAAP operating (loss) income	(77,767)	13,266	2,134

Operating margin	-6.0%	0.6%	0.6%
Share-based compensation expenses	0.2%	0.2%	0.2%
Non-GAAP operating margin	-5.8%	0.8%	0.8%

Net (loss) income	(72,710)	1,955	315
Share-based compensation expenses	2,597	3,196	514
Non-GAAP net (loss) income	(70,113)	5,151	829

Adjusted EBITDA
(In thousands)
	Three Months Ended
	March 31, 2013	March 31, 2014
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)

(Loss) income from operations	(80,364)	10,070	1,620
Add back:
Depreciation and amortization	12,626	12,840	2,066
Share-based compensation expenses	2,597	3,196	514

Adjusted EBITDA	(65,141)	26,106	4,200